

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 18, 2016

David M. Renzi
President and Chief Executive Officer
Carbylan Therapeutics, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

>   **Re: Carbylan Therapeutics, Inc.**
>   **Amendment No. 1 to**
>   **Preliminary Merger Proxy Statement on Schedule 14A**
>   **Filed September 30, 2016**
>   **File No. 001-36830**

Dear Mr. Renzi:

We have reviewed your response dated September 30, 2016 and the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2016 letter.

Background of the Transaction, page 79

1.   We note your response to our prior comment 16. Please identify Carbylan's principal stockholders who attended the April 20, 2016 meeting. With respect to the June 6, 2016 meeting, if the members of Carbylan management in attendance included anyone other than Messrs. Renzi and McKune and Ms. Maroney, or if any of the previously identified members of management were not in attendance, please identify the members present.

2.   Please explain how you eliminated the 17 other parties that submitted non-binding indications of interest between April 22, 2016 and April 28, 2016.

3.   We note your responses to our prior comments 20 and 22. Please disclose the final terms offered by Companies A, B and C and explain the board's basis for determining that the transaction with KalVista was a preferable transaction. The discussion should explain the

specific factors and company attributes the board considered such as multiple product candidates, phase of development, etc. Concerns that investors familiar with the industry may be able to infer the identity of the companies is not an appropriate reason for omitting this discussion. Additionally, given the value Company B ascribed to Carbylan, and the Carbylan shareholder ownership in the combined company offered by Company B, please revise the discussion to identify Company B.

The Transaction

Legal Proceedings, page 109

4.   We note your disclosure that a putative stockholder class action complaint was filed against Carbylan and KalVista on September 26, 2016. Please supplementally provide us a copy of the complaint that was filed.

Reverse Stock Split Proposal, page 133

5.   We note your response to our prior comment four. Please include information about the treatment of stock options in this section as well.

        You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

                                            Sincerely,

                                            /s/ Suzanne Hayes

                                            Suzanne Hayes
                                            Assistant Director
                                            Office of Healthcare and Insurance

cc: Chad G. Rolston, Esq.
        Latham & Watkins LLP